ALSTON&BIRD LLP

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Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com

May 13, 2011

VIA EDGAR AND OVERNIGHT MAIL

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, DC  20549-6010

Re:	Clarion Partners Property Trust Inc.
File No. 333-164777

Dear Ms. Gowetski:

This letter sets forth the response of our client, Clarion Partners Property Trust Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated May 2, 2011 regarding Amendment No. 7 to the Issuer’s Registration Statement on Form S-11 (the “Registration Statement”).  The Issuer has today filed an amendment (“Amendment No. 8”) to the Registration Statement via EDGAR.  For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

General

1)                                     Comment:                                        We note your response to comment 1 of our letter dated March 22, 2011 and the language in section 13.1 of the dealer manager agreement filed as Exhibit 1.1.  Please clarify whether your dealer manager is obligated to continue to participate as your dealer manager pursuant to the terms of the dealer manager agreement.  If not, please add a risk factor to address any risks associated with ING Groep’s ability to amend the term of the dealer manager agreement, as applicable.  Please also disclose whether fees to be payable to the dealer manager would be impacted.

Response:                                        Subject to Section 13.1 of the dealer manager agreement, the Issuer’s dealer manager is required to continue as the dealer manager for the Issuer’s offering.  The Issuer has added a risk factor on page 27 in response to the Staff’s comment.

2)                                     Comment:                                        We note that you refer to yourself as an open-ended REIT and that you refer to certain funds as open-ended funds.  Please revise to remove all references to “open-ended” as the term “open-ended” customarily applies to mutual funds.  In addition, please revise

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your disclosure on page 1 to remove any comparison between your structure and that of mutual funds.

Response:                                        The Issuer has revised the disclosure on pages 1, 2 and 111 in response to the Staff’s comment. In accordance with discussions with the Staff, the Issuer has retained a reference to “open-end real estate funds” on page 1 solely in the context of applying the terminology frequently used by institutional investors for allocating a portion of their portfolio to direct investments in real estate through real estate investment vehicles such as the Clarion Lion Properties Fund, a private open-end real estate fund previously sponsored by the Issuer’s sponsor for institutional investors.  The Registration Statement no longer contains any references to “mutual funds” in order to avoid any possible confusion of comparison.

Summary Risk Factors, page 9

3)                                     Comment:                                        Please revise the third risk factor on page 9 to clarify that your shares may be illiquid.

Response:                                        The Issuer has revised the risk factors on pages 9 and 23 in response to the Staff’s comment.

Table I, page A-2

4)                                     Comment:                                        We note your disclosure in footnote 4.  Please advise why you have included mortgage financing in your line item disclosure regarding cash down payment.  Please refer to Appendix II of Industry Guide 5.

Response:                                        The Issuer has revised Table I on page A-2 in response to the Staff’s comment.

Should you have any further questions or need additional information, please do not hesitate to contact me.

Sincerely,

/s/ ROSEMARIE A. THURSTON

Rosemarie A. Thurston

cc:                                 Ms. Stacie D. Gorman, Division of Corporation Finance

Mr. Edward L. Carey, Clarion Partners Property Trust Inc.

Mr. Douglas L. DuMond, Clarion Partners Property Trust Inc.

Mr. Nathaniel Kiernan, ING Clarion Partners, LLC

Mr. Jason W. Goode, Alston & Bird LLP